                                                                 FILE NO. 69-250



                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.


                                   FORM U-3A-2/A


                      Statement by Holding Company Claiming
                      Exemption under Rule U-3A-2 from the
                    Provisions of the Public Utility Holding
                               Company Act of 1935




                      To be Filed Annually Prior to March 1



TECO Energy, Inc., TECO Power Services Corporation and Hardee Power I, Inc., hereby file with the Securities and Exchange Commission, pursuant to Rule 2, their statements claiming exemption as holding companies from the provisions of the Public Utility Holding Company Act of 1935 (the "Act") and submit the following information:

The Exhibit A Section in TECO Energy, Inc.'s Form U-3A-2 for the year ended 2002, filed with the Securities and Exchange Commission on February 28, 2002, is hereby amended to update 2001 data of page 8 to 2002 data.

                                                                       Exhibit A
                                                                    Page 1 of 20

                                TECO ENERGY, INC.
                           CONSOLIDATING BALANCE SHEET
                                December 31, 2002
                             (thousands of dollars)

                                             TAMPA                                                                          TECO
                                            ELECTRIC       DIVERSIFIED     TECO ENERGY-        TECO                     ENERGY, INC.
                                            COMPANY        COMPANIES(1)   PARENT/OTHER(2)    FINANCE    ELIMINATIONS  (CONSOLIDATED)
                                          ------------     ------------   --------------     -------    ------------  --------------
Assets
Current Assets:
        Cash and Cash Equ.                $      6,946      $   31,582      $  372,042        $  572    $        --     $   411,142
        Restricted Cash                                          1,624              --            --             --           1,624
        Short Term Inv.                             --               6              --            --             --               6
        Receiv. less allow for uncollect       193,413         804,074       2,361,169         3,639     (2,704,569)        657,726
        Interest Receivable Affiliates              --              --          12,765            --        (12,765)             --
        Current Derivative Asset                 3,420           9,022              --            --             --          12,442
        Inventories at average cost:
           Fuel                                 79,103          34,621              --            --             --         113,724
           Materials & Supplies                 48,112          48,004              --            --             --          96,116
        Prepayments                             14,904          15,522              --            --             --          30,426
                                          ------------      ----------      ----------        ------    -----------     -----------
                                               345,898         944,455       2,745,976         4,211     (2,717,334)      1,323,206

Investment in subsidiaries                          --              --       2,659,669            --     (2,659,669)             --

Property, plant & equip. orig cost
        Utility plant in svc - ele           4,310,836         743,518              --            --             --       5,054,354
        Utility plant in svc - gas             746,731              --              --            --             --         746,731
        CWIP                                   768,496         788,342              --            --             --       1,556,838
        Other property                           7,899         848,915               7            --            582         857,403
                                          ------------      ----------      ----------        ------    -----------     -----------
                                             5,833,962       2,380,775               7            --            582       8,215,326
        Less Accum. Depr.                   (2,161,004)       (590,282)             --            --             --      (2,751,286)
                                          ------------      ----------      ----------        ------    -----------     -----------
                                             3,672,958       1,790,493               7            --            582       5,464,040

Other Assets
        Intangible Asset                            --          11,139              --            --             --          11,139
        Goodwill                                    --         193,660              --            --             --         193,660
        Long Term Derivative Asset                  --             122              --            --             --             122
        Other investments                           --         984,763           9,696                           --         994,459
        Deferred income tax                    133,305          16,179         206,483            --        (15,734)        340,233
        Deferred charges & other assets        192,516          93,134          45,548            --        (20,253)        310,945
                                          ------------      ----------      ----------        ------    -----------     -----------
                                               325,821       1,298,997         261,727            --        (35,987)      1,850,558
                                          ------------      ----------      ----------        ------    -----------     -----------
                                          $  4,344,677      $4,033,945      $5,667,379        $4,211    $(5,412,408)    $ 8,637,804
                                          ============      ==========      ==========        ======    ===========     ===========


(1) Diversified companies consist of: TECO Diversified Consolidated, TECO Power Services Consolidated and TECO Stevedoring.

(2) TECO Energy Parent/Other consist of: TECO Energy Parent, TECO Investments and several other non-operating subsidiaries.

                                                                       Exhibit A
                                                                    Page 2 of 20

                               TECO ENERGY, INC.
                          CONSOLIDATING BALANCE SHEET
                               December 31, 2002
                             (thousands of dollars)

                                           TAMPA                                                                     TECO
                                          ELECTRIC    DIVERSIFIED    TECO ENERGY-      TECO                      ENERGY, INC.
                                          COMPANY     COMPANIES(1) PARENT/OTHER(2)   FINANCE       ELIMINATIONS (CONSOLIDATED)
                                        ------------  ------------ ---------------- -----------   ------------- --------------
Current liabilities
        Long-term debt due w/i 1 year   $    81,050    $    46,068   $        --    $        --    $        --    $   127,118
        Notes payable                        10,500             --       379,684             --        (29,684)       360,500
        Accounts payable                    185,651      2,470,309       262,611        134,740     (2,675,885)       377,426
        Interest payable - affiliates            --         12,765            --             --        (12,765)            --
        Current derivative liability            (77)         4,025            --             --             --          3,948
        Customer deposits                    94,628              3            --             --             --         94,631
        Interest accrued                     18,333          2,597        28,844             --             --         49,774
        Taxes accrued                        46,928         54,145        (5,000)          (454)           226         95,845
                                        -----------    -----------   -----------    -----------    -----------    -----------
                                            437,013      2,589,912       666,139        134,286     (2,718,108)     1,109,242

Deferred income taxes                       483,074         24,955         2,712             --        (15,734)       495,007
Investment tax credit                        27,138            358            --             --             --         27,496
Regulatory liability-tax related             36,602             --            --             --             --         36,602
Other deferred credits                      177,221        165,390        61,955             --        (20,253)       384,313
Long-term deb, less amt due w/i 1 yr      1,345,598        322,223     1,656,515             --             --      3,324,336

Preferred stock of Tpa Electric                  --             --       649,125             --             --        649,125
Common stock                              1,535,125        821,988     1,293,792            100     (2,380,634)     1,270,371
Retained earnings                           302,906        109,119     1,368,234       (130,175)      (277,679)     1,372,405
Unearned comp.related to ESOP                    --             --       (31,093)            --             --        (31,093)
                                        -----------    -----------   -----------    -----------    -----------    -----------
                                        $ 4,344,677    $ 4,033,945   $ 5,667,379    $     4,211    $(5,412,408)   $ 8,637,804
                                        ===========    ===========   ===========    ===========    ===========    ===========

(1) Diversified companies consist of: TECO Diversified Consolidated, TECO Power Services Consolidated and TECO Stevedoring.

(2) TECO Energy Parent/Other consist of: TECO Energy Parent, TECO Investments and several other non-operating subsidiaries.

                                                                       Exhibit A
                                                                    Page 3 of 20

                               TECO ENERGY, INC.
                       CONSOLIDATING STATEMENT OF INCOME
                     TWELVE MONTHS ENDED December 31, 2002
                             (thousands of dollars)

                                                TAMPA                                                                      TECO
                                               ELECTRIC     DIVERSIFIED    TECO ENERGY-       TECO                     ENERGY, INC.
                                               COMPANY     COMPANIES(1)  PARENT/OTHER(2)    FINANCE     ELIMINATIONS (CONSOLIDATED)
                                             -----------   -------------  --------------   ----------   ------------ --------------
Revenue                                      $ 1,901,345      $ 992,143    $        --      $   1,928     $ (219,584)   $ 2,675,832
Expenses
        Operation                              1,100,573        762,592          8,587          2,025       (225,606)     1,648,171
        Maintenance                              111,974         50,160             --             --             --        162,134
        Depreciation                             220,267         83,098             --             --             44        303,409
        Asset Adjustment                              --             --             --             --             --             --
        Taxes-other than income                  132,629         40,554             --             --             --        173,183
        Taxes-Fed & State income                 100,338       (107,295)            --             --          6,957             --
                                             -----------    -----------    -----------      ---------     ----------    -----------
                                               1,665,781        829,109          8,587          2,025       (218,605)     2,286,897
                                             -----------    -----------    -----------      ---------     ----------    -----------
Income from operations                           235,564        163,034         (8,587)           (97)          (979)       388,935


Other income (expense)
        Allowance for other funds                 24,928             --             --             --             --         24,928
        Other income (expense), net                1,745         58,347        (28,023)            --         (3,775)        28,294
        Earnings from equity investment               --         (5,949)           (55)            --             --         (6,004)
                                             -----------    -----------    -----------      ---------     ----------    -----------
                                                  26,673         52,398        (28,078)            --         (3,775)        47,218
                                             -----------    -----------    -----------      ---------     ----------    -----------
Income before Int. & income taxes                262,237        215,432        (36,665)           (97)        (4,754)       436,153
Interest charges
        Interest expense                          75,889         76,140        (12,926)         4,293          3,727        147,123
        Distribution on redeemable pref. sec          --             --         38,900             --             --         38,900
        Allow. for borrowed funds                 (9,627)            --             --             --             --         (9,627)
                                             -----------    -----------    -----------      ---------     ----------    -----------
                                                  66,262         76,140         25,974          4,293          3,727        176,396
                                             -----------    -----------    -----------      ---------     ----------    -----------
Income before prov. for inc. tax                 195,975        139,292        (62,639)        (4,390)        (8,481)       259,757
Prov for income taxes                                 --           (499)       (27,771)        (1,693)        (8,454)       (38,417)
                                             -----------    -----------    -----------      ---------     ----------    -----------
Net Income                                   $   195,975    $   139,791    $   (34,868)     $  (2,697)    $      (27)   $   298,174
                                             ===========    ===========    ===========      =========     ==========    ===========


(1) Diversified companies consist of: TECO Diversified Consolidated, TECO Power Services Consolidated and TECO Stevedoring.

(2) TECO Energy Parent/Other consist of: TECO Energy Parent, TECO Investments and several other non-operating subsidiaries.

                                                                       Exhibit A
                                                                    Page 4 of 20

                                TECO ENERGY, INC.
                  CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                      TWELVE MONTHS ENDED December 31, 2002
                             (thousands of dollars)

                                          TAMPA                                                                           TECO
                                        ELECTRIC     DIVERSIFIED      TECO ENERGY -         TECO                      ENERGY, INC.
                                         COMPANY     COMPANIES(1)    PARENT/OTHER(2)      FINANCE      ELIMINATIONS  (CONSOLIDATED)
                                       -----------  -------------    ---------------    -------------  ------------- --------------
Balance, beginning of period           $   304,288   $    71,057       $ 1,257,448       $  (127,478)   $  (229,681)   $ 1,275,634
Add:
       Net Income                          195,975       139,791           328,926(3)         (2,697)      (363,821)       298,174
       Comprehensive Income                     81       (14,481)           (4,430)               --                       (18,830)
       Tax benefits - ESOP Dividends            --                           1,287                --                         1,287
                                       -----------   -----------       -----------       -----------    -----------    -----------
                                           500,344       196,367         1,583,231          (130,175)      (593,502)     1,556,265

Deduct:
       Cash dividends on capital stock
          Preferred                             --            --                --                --             --             --
          Common                           197,438       118,630           215,795                --       (316,068)       215,795
          Other - Adjustment                    --       (31,382)(4)          (798)(5)            --            245        (31,935)
                                       -----------   -----------       -----------       -----------    -----------    -----------
Balance, end of period                 $   302,906   $   109,119       $ 1,368,234       $  (130,175)   $  (277,679)   $ 1,372,405
                                       ===========   ===========       ===========       ===========    ===========    ===========


(1) Diversified companies consist of: TECO Diversified Consolidated, TECO Power Services Consolidated and TECO Stevedoring.

(2) TECO Energy Parent/Other consist of: TECO Energy Parent, TECO Investments and several other non-operating subsidiaries.

(3)    Includes $363,794 of TECO Energy's equity in earnings of subsidiaries.

(4) Net income from TECO Coalbed Methane is classified as discontinued operations on TECO Energy's consolidated Income Statement.

(5) Net gain from discontinued operations and reclass of Suwanee to TECO Energy.

                                                                       Exhibit A
                                                                    Page 5 of 20


                             TECO DIVERSIFIED, INC.
                          CONSOLIDATING BALANCE SHEET
                               December 31, 2001
                             (thousands of dollars)

                                                                                              TECO                         TECO
                                           TECO         TECO        TECO        TECO       DIVERSIFIED                  DIVERSIFIED
                                        SOLUTIONS       COAL     TRANSPORT       CBM         PARENT      ELIMINATIONS (CONSOLIDATED)
                                       -----------  -----------  -----------  -----------  -----------   ------------ --------------
Assets
Current Assets:
       Cash and Cash Equ.              $     2,683  $     2,507  $       380  $       267  $       299   $        --   $     6,136
       Restricted Cash                          --           --           --           --           --            --            --
       Short Term Inv.                          --            6           --           --           --            --             6
       Receiv. less allow for uncollect.   153,446       43,441      154,834      103,545      116,914            (1)      572,179
       Interest Receivable Affiliates           --           --           --           --           --            --            --
       Current Derivative Asset              4,349           --        1,448           --           --            --         5,797
       Inventories at average cost:
          Fuel                               9,856       16,635           --           --           --            --        26,491
          Materials & Supplies                  61        5,513       15,592           --           --            --        21,166
       Prepayments                           1,492        7,103        2,211           --           --            --        10,806
                                       -----------  -----------  -----------  -----------  -----------   -----------   -----------
                                           171,887       75,205      174,465      103,812      117,213            (1)      642,581

Investment in subsidiaries                      --           --           --           --      457,079      (457,079)           --

Property, plant & equip. orig cost
       Utility plant in svc - ele               --           --           --           --           --            --            --
       Utility plant in svc - gas               --           --           --           --           --            --            --
       CWIP                                    534        7,514        8,841           --           --            --        16,889
       Other property                       28,530      298,080      508,952           --           --            --       835,562
                                       -----------  -----------  -----------  -----------  -----------   -----------   -----------
                                            29,064      305,594      517,793           --           --            --       852,451
       Less Accum. Depr.                     4,651      140,560      337,817           --           --            --       483,028
                                       -----------  -----------  -----------  -----------  -----------   -----------   -----------
                                            24,413      165,034      179,976           --           --            --       369,423
Other Assets
       Intangible Asset                      4,465           --           --           --           --            --         4,465
       Goodwill                             39,143           --           --           --           --            --        39,143
       Long Term Derivative Asset               36           --           --           --           --            --            36
       Other investments                    51,764           --           --           --           --            --        51,764
       Deferred income tax                  (1,136)      11,491          125           --           --            --        10,480
       Deferred charges & other assets       7,563       31,772          552           --            2            --        39,889
                                       -----------  -----------  -----------  -----------  -----------   -----------   -----------
                                           101,835       43,263          677           --            2            --       145,777
                                       -----------  -----------  -----------  -----------  -----------   -----------   -----------
                                       $   298,135  $   283,502  $   355,118  $   103,812  $   574,294   $  (457,080)  $ 1,157,781
                                       ===========  ===========  ===========  ===========  ===========   ===========   ===========

                                                                       Exhibit A
                                                                    Page 6 of 20
                             TECO DIVERSIFIED, INC.
                           CONSOLIDATING BALANCE SHEET
                                December 31, 2002
                             (thousands of dollars)


                                                                                               TECO                      TECO
                                          TECO          TECO        TECO           TECO     DIVERSIFIED                 DIVERSIFIED
                                        SOLUTIONS       COAL      TRANSPORT        CBM        PARENT     ELIMINATIONS (CONSOLIDATED)
                                       -----------  -----------  -----------   -----------  -----------  ------------ --------------
Current liabilities
        Long-term debt due w/i 1 year  $        --  $        --  $    25,309   $        --  $        --   $        --   $    25,309
        Notes payable                           --           --           --            --           --            --            --
        Accounts payable                   139,378       71,797       26,702        15,867           --            (1)      253,743
        Interest Payable - Affiliates          375          669         (146)          189           --            --         1,087
        Current Derivative Liability            --           --           --            --           --            --            --
        Customer deposits                        3           --           --            --           --            --             3
        Interest accrued                        --           --        1,864            --           --            --         1,864
        Taxes accrued                        7,848        2,620       19,715        13,516           --            --        43,699
                                       -----------  -----------  -----------   -----------  -----------   -----------   -----------
                                           147,604       75,086       73,444        29,572           --            (1)      325,705
                                                                                                                   --            --
Deferred income taxes                          869          603        1,370        18,724           --            --        21,566
Investment tax credit                           --           --          358            --           --            --           358
Regulatory liability-tax related                --           --           --            --           --            --            --
Other deferred credits                       1,466        7,833       72,510        38,084           --            --       119,893
Long-term deb, less amt due w/i 1 yr            --           --      110,601            --           --            --       110,601
                                                                                                                                 --
Preferred stock of Tpa Electric                 --           --           --            --           --            --            --
Common stock                               136,575      164,519       53,456            --      487,646      (354,550)      487,646
Retained earnings                           11,621       35,461       43,379        17,432       86,648      (102,529)       92,012
Unearned comp.related to ESOP                   --           --           --            --           --            --            --
                                       -----------  -----------  -----------   -----------  -----------   -----------   -----------
                                       $   298,135  $   283,502  $   355,118   $   103,812  $   574,294   $  (457,080)  $ 1,157,781
                                       ===========  ===========  ===========   ===========  ===========   ===========   ===========

                                                                       Exhibit A
                                                                    Page 7 of 20

                             TECO DIVERSIFIED, INC.
                        CONSOLIDATING STATEMENT OF INCOME
                      TWELVE MONTHS ENDED December 31, 2002
                             (thousands of dollars)

                                                                                            TECO                         TECO
                                           TECO         TECO        TECO        TECO    DIVERSIFIED                  DIVERSIFIED
                                         SOLUTIONS      COAL      TRANSPORT     CBM       PARENT     ELIMINATIONS  (CONSOLIDATIONS)
                                         ---------    ---------   ---------    ------   -----------  ------------  ----------------
Revenue                                  $ 105,186    $ 317,135   $ 254,618    $  --     $   --        $      --     $ 676,939
Expenses
  Operation                                 90,430      285,018     168,465       --         --               --       543,913
  Maintenance                                    3       20,471      20,025       --         --               --        40,499
  Depreciation                               1,257       31,446      22,254       --         --               --        54,957
  Asset Adjustment                              --           --          --       --         --               --            --
  Taxes-other than income                      472       25,734       5,900       --         --               --        32,106
  Taxes-Fed & State income                      --     (107,295)         --       --         --               --      (107,295)
                                         ---------    ---------   ---------    -----      -----        ---------     ---------
                                            92,162      255,374     216,644       --         --               --       564,180
                                         ---------    ---------   ---------    -----      -----        ---------     ---------
Income from operations                      13,024       61,761      37,974       --         --               --       112,759

Other income (expense)
  Allowance for other funds                     --           --          --       --         --               --            --
  Other income (expense), net                1,998           --         108       --         --               --         2,106
  Earnings from equity investment              217           --          --       --         --               --           217
                                         ---------    ---------   ---------    -----      -----        ---------     ---------
                                             2,215           --         108       --         --               --         2,323
                                         ---------    ---------   ---------    -----      -----        ---------     ---------
Income before Int. & income taxes           15,239       61,761      38,082       --         --               --       115,082
Interest charges
  Interest expense                           4,504        8,164       6,332       --         --               --        19,000
  Distribution on redeemable pref. sec
  Allow. for borrowed funds                     --           --          --       --         --               --            --
                                         ---------    ---------   ---------    -----      -----        ---------     ---------
                                             4,504        8,164       6,332       --         --               --        19,000
                                         ---------    ---------   ---------    -----      -----        ---------     ---------
Income before prov. for inc. tax            10,735       53,597      31,750       --         --               --        96,082
Prov for income taxes                        2,422      (22,859)     10,777       --         --               --        (9,660)
                                         ---------    ---------   ---------    -----      -----        ---------     ---------
Net Income                               $   8,313    $  76,456   $  20,973    $  --      $  --        $      --     $ 105,742
                                         =========    =========   =========    =====      =====        =========     =========


                                                                   Exhibit A
                                                                   Page 8 of 20

                             TECO DIVERSIFIED, INC.
                  CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                     TWELVE MONTHS ENDED December 31, 2002
                             (thousands of dollars)


                                               TECO           TECO          TECO           TECO
                                             Solutions        Coal        Transport        CBM             Div.Parent
                                             ---------       -------      ---------      --------          ----------
Balance, beginning of period                  $(4,988)       $28,506       $43,939       $  8,582           $ 68,154

Add:
    Net Income                                  8,313         76,456        20,973             --            105,742
    Earnings of sub's
    Comprehensive Income                       12,564             --         1,085           (289)                --
    Tax benefits - ESOP Dividends
                                              -------        -------       -------       --------           --------
                                               15,889        104,962        65,997          8,293            173,896

Deduct:
    Cash dividends on capital stock                --             --            --             --                 --
        Preferred                                  --             --            --             --                 --
        Common                                  4,268         69,501        22,618         22,243            118,630
        Other - Adjustment                         --             --            --        (31,382)(1)        (31,382)(1)
                                              -------        -------       -------       --------           --------

Balance, end of period                        $11,621        $35,461       $43,379       $ 17,432           $ 86,648
                                              =======        =======       =======       ========           ========

                                                                TECO
                                                            Diversified
                                             Eliminations  (Consolidated)
                                             ------------  --------------
Balance, beginning of period                   (84,035)         60,158

Add:
    Net Income                                (105,742)        105,742
    Earnings of sub's
    Comprehensive Income                            --          13,360
    Tax benefits - ESOP Dividends
                                              ---------       --------
                                              (189,777)        179,260

Deduct:
    Cash dividends on capital stock                 --              --
        Preferred                                   --              --
        Common                                (118,630)        118,630
        Other - Adjustment                      31,382         (31,382)
                                              ---------       --------

Balance, end of period                        $(102,529)      $ 92,012
                                              =========       ========

(1) Net income from TECO Coalbed Methane is classified as discontinued operations on TECO Energy's consolidated Income Statement

                                                                       Exhibit A
                                                                    Page 9 of 20


                              TECO SOLUTIONS, INC.
                          CONSOLIDATING BALANCE SHEET
                               December 31, 2002
                             (thousands of dollars)

                                                               TECO                    TECO
                                       BCH         TECO        GAS        TECO       PROPANE      PRIOR          TECO
                                     MECHANICAL     BGA      SERVICES   PARTNERS     VENTURES     ENERGY      PROPERTIES
                                     ----------   -------    --------   --------     --------    --------     ----------
Assets
Current Assets:
  Cash and Cash Equ.                  $   479     $   374     $  820     $  354      $   206     $   (143)     $   246
  Restricted Cash                          --          --         --         --           --           --           --
  Short Term Inv.                          --          --         --         --           --           --           --
  Receiv. less allow for uncollect     19,715      11,211      6,765        626        9,035       78,365       26,078
  Interest Receivable Affiliates           --          --         --         --           --           --           --
  Current Derivative Asset                 --          --         --         --           --        4,349           --
  Inventories at average cost:             --          --
    Fuel                                   --          --         --         --           --        9,856           --
    Materials & Supplies                   61          --         --         --           --           --           --
  Prepayments                             232         293          5         17           --          945           --
                                      -------     -------     ------     ------      -------     --------      -------
                                       20,487      11,878      7,590        997        9,241       93,372       26,324

Investment in subsidiaries                 --          --         --         --           --           --           --

Property, plant & equip. orig cost
  Utility plant in svc - ele               --          --         --         --           --           --           --
  Utility plant in svc - gas               --          --         --         --           --           --           --
  CWIP                                    534          --         --         --           --           --           --
  Other property                        2,244      13,965         46      1,452           --        1,141        9,682
                                      -------     -------     ------     ------      -------     --------      -------
                                        2,778      13,965         46      1,452           --        1,141        9,682
  Less Accum. Depr.                     2,021       1,585         10        423           --          184          428
                                      -------     -------     ------     ------      -------     --------      -------
                                          757      12,380         36      1,029           --          957        9,254

Other Assets
  Intangible Asset                         --          --         --         --           --        4,465           --
  Goodwill                             27,900       1,663         --         --           --        9,580           --
  Long Term Derivative Asset               --          --         --         --           --           36           --
  Other investments                        --         471         --      4,752       35,150           --       11,391
  Deferred income tax                      --          --         --         --           --       (2,780)       1,644
  Deferred charges & other assets          96       7,352        253       (204)          --           --           66
                                      -------     -------     ------     ------      -------     --------      -------
                                       27,996       9,486        253      4,548       35,150       11,301       13,101
                                      -------     -------     ------     ------      -------     --------      -------
                                      $49,240     $33,744     $7,879     $6,574      $44,391     $105,630      $48,679
                                      =======     =======     ======     ======      =======     ========      =======

(TABLE CONTINUED BELOW)

                                                                       TECO
                                        SOLUTIONS                    SOLUTIONS
                                          PARENT     ELIMINATIONS  (CONSOLIDATED)
                                        ---------    ------------  --------------
Assets
Current Assets:
  Cash and Cash Equ.                    $    347       $     --      $   2,683
  Restricted Cash                             --             --             --
  Short Term Inv.                             --             --             --
  Receiv. less allow for uncollect         2,836         (1,185)       153,446
  Interest Receivable Affiliates              --             --             --
  Current Derivative Asset                    --             --          4,349
  Inventories at average cost:
     Fuel                                     --             --          9,856
    Materials & Supplies                      --             --             61
  Prepayments                                 --             --          1,492
                                        --------      ---------      ---------
                                           3,183         (1,185)       171,887

Investment in subsidiaries               140,514       (140,514)            --

Property, plant & equip. orig cost
  Utility plant in svc - ele                  --             --             --
  Utility plant in svc - gas                  --             --             --
  CWIP                                        --             --            534
  Other property                              --             --         28,530
                                        --------      ---------      ---------
                                              --             --         29,064
  Less Accum. Depr.                           --             --          4,651
                                        --------      ---------      ---------
                                              --             --         24,413

Other Assets
  Intangible Asset                            --             --          4,465
  Goodwill                                    --             --         39,143
  Long Term Derivative Asset                  --             --             36
  Other investments                           --             --         51,764
  Deferred income tax                         --             --         (1,136)
  Deferred charges & other assets             --                         7,563
                                        --------      ---------      ---------
                                              --             --        101,835
                                        --------      ---------      ---------
                                        $143,697      $(141,699)     $ 298,135
                                        ========      =========      =========


                                                                       Exhibit A
                                                                   Page 10 of 20


                              TECO SOLUTIONS, INC.
                           CONSOLIDATING BALANCE SHEET
                                December 31, 2002
                             (thousands of dollars)

                                                                    TECO                        TECO
                                           BCH          TECO        GAS          TECO         PROPANE       PRIOR
                                       MECHANICAL       BGA       SERVICES     PARTNERS       VENTURES      ENERGY
                                       ----------    ---------    --------     ---------     ---------    ---------
Current liabilities
  Long-term debt due w/i 1 year         $      --    $      --    $     --     $      --     $      --    $      --
  Notes payable                                --           --          --            --            --           --
  Accounts payable                         13,105       32,342       6,240         6,950            --       81,982
  Interest payable - Affiliates               108           86           8            21            64           15
  Current Derivative Liability                 --           --          --            --            --           --
  Customer deposits                            --           --           3            --            --           --
  Interest accrued                             --           --          --            --            --           --
  Taxes accrued                               836       (1,122)        (12)         (136)           54        7,841
                                        ---------    ---------    --------     ---------     ---------    ---------
                                           14,049       31,306       6,239         6,835           118       89,838

Deferred income taxes                         399          (44)        (24)           89        12,723      (12,482)
Investment tax credit                          --           --          --            --            --           --
Regulatory liability-tax related               --           --          --            --            --           --
Other deferred credits                        854        1,043          --            --            --         (431)
Long-term deb, less amt due w/i 1 yr           --           --          --            --            --           --

Preferred stock of Tpa Electric                --           --                                                   --
Common stock                               30,257        3,669           1            --        19,560       23,000
Retained earnings                           3,681       (2,230)      1,663          (350)       11,990        5,705
Unearned comp.related to ESOP                  --           --          --            --            --           --
                                        ---------    ---------    --------     ---------     ---------    ---------
                                        $  49,240    $  33,744    $  7,879     $   6,574     $  44,391    $ 105,630
                                        =========    =========    ========     =========     =========    =========

(TABLE CONTINUED BELOW)

                                                                                       TECO
                                           TECO       SOLUTIONS                     SOLUTIONS
                                        PROPERTIES      PARENT     ELIMINATIONS   (CONSOLIDATED)
                                        ----------    ---------    ------------   --------------
Current liabilities
  Long-term debt due w/i 1 year         $      --     $      --     $      --       $      --
  Notes payable                                --            --            --              --
  Accounts payable                              4           (60)       (1,185)        139,378
  Interest payable - Affiliates                73            --            --             375
  Current Derivative Liability                 --            --            --              --
  Customer deposits                            --            --            --               3
  Interest accrued                             --            --            --              --
  Taxes accrued                               387            --            --           7,848
                                        ---------     ---------     ---------       ---------
                                              464           (60)       (1,185)        147,604

Deferred income taxes                         208            --            --             869
Investment tax credit                          --            --            --              --
Regulatory liability-tax related               --            --            --              --
Other deferred credits                         --            --            --           1,466
Long-term deb, less amt due w/i 1 yr           --            --            --              --

Preferred stock of Tpa Electric                --            --            --              --
Common stock                               49,985       136,575      (126,472)        136,575
Retained earnings                          (1,978)        7,182       (14,042)         11,621
Unearned comp.related to ESOP                  --            --            --              --
                                        ---------     ---------     ---------       ---------
                                        $  48,679     $ 143,697     $(141,699)      $ 298,135
                                        =========     =========     =========       =========

                                                                       Exhibit A
                                                                   Page 11 of 20

                              TECO SOLUTIONS, INC.
                        CONSOLIDATING STATEMENT OF INCOME
                      TWELVE MONTHS ENDED December 31, 2002
                             (thousands of dollars)

                                                                        TECO                      TECO
                                               BCH          TECO        GAS         TECO        PROPANE       PRIOR
                                            MECHANICAL      BGA       SERVICES     PARTNERS     VENTURES      ENERGY
                                            ----------   --------     --------     --------     --------     --------
Revenue                                     $ 57,594     $ 30,271     $  2,310     $ 14,152     $     --     $ 11,781
Expenses
   Operation                                  49,956       32,282        1,528       13,111           --        4,364
   Maintenance                                                 --           --            3           --           --
   Depreciation                                   89          745            4          237           --          176
   Asset Adjustment                               --           --           --           --           --           --
   Taxes-other than income                        --          280           39           --           --          118
   Taxes-Fed & State income                       --           --           --           --           --           --
                                            --------     --------     --------     --------     --------     --------
                                              50,045       33,307        1,571       13,351           --        4,658
                                            --------     --------     --------     --------     --------     --------
Income from operations                         7,549       (3,036)         739          801           --        7,123

Other income (expense)
   Allowance for other funds                      --           --           --           --           --           --
   Other income (expense), net                  (858)         538           --          (56)         (47)         (30)
   Earnings from equity investment                --           --           --       (1,071)         485           --
                                            --------     --------     --------     --------     --------     --------
                                                (858)         538           --       (1,127)         438          (30)
                                            --------     --------     --------     --------     --------     --------
Income before Int. & income taxes              6,691       (2,498)         739         (326)         438        7,093
Interest charges
   Interest expense                            1,243        1,025          133          243          788          215
   Distribution on redeemable pref. sec
   Allow. for borrowed funds                      --           --           --           --           --           --
                                            --------     --------     --------     --------     --------     --------
                                               1,243        1,025          133          243          788          215
                                            --------     --------     --------     --------     --------     --------
Income before prov. for inc. tax               5,448       (3,523)         606         (569)        (350)       6,878
Prov for income taxes                          2,109       (1,115)         236         (186)      (2,187)       2,709
                                            --------     --------     --------     --------     --------     --------
Net Income                                  $  3,339     $ (2,408)    $    370     $   (383)    $  1,837     $  4,169
                                            ========     ========     ========     ========     ========     ========


(TABLE CONTINUED BELOW)

                                                                                     TECO
                                             TECO       SOLUTIONS                  SOLUTIONS
                                          PROPERTIES      PARENT   ELIMINATIONS  (CONSOLIDATED)
                                          ----------    ---------  ------------  --------------
Revenue                                    $    471     $     --     $(11,393)       $105,186
Expenses
   Operation                                    582           --      (11,393)         90,430
   Maintenance                                   --           --           --               3
   Depreciation                                   6           --           --           1,257
   Asset Adjustment                              --           --           --              --
   Taxes-other than income                       35           --           --             472
   Taxes-Fed & State income                      --           --           --              --
                                           --------     --------     --------        --------
                                                623           --      (11,393)         92,162
                                           --------     --------     --------        --------
Income from operations                         (152)          --           --          13,024

Other income (expense)
   Allowance for other funds                     --           --           --              --
   Other income (expense), net                2,451           --           --           1,998
   Earnings from equity investment              803           --           --             217
                                           --------     --------     --------        --------
                                              3,254           --           --           2,215
                                           --------     --------     --------        --------
Income before Int. & income taxes             3,102           --           --          15,239
Interest charges
   Interest expense                             857           --           --           4,504
   Distribution on redeemable pref. sec
   Allow. for borrowed funds                     --           --           --              --
                                           --------     --------     --------        --------
                                                857           --           --           4,504
                                           --------     --------     --------        --------
Income before prov. for inc. tax              2,245           --           --          10,735
Prov for income taxes                           856           --           --           2,422
                                           --------     --------     --------        --------
Net Income                                 $  1,389     $     --     $     --        $  8,313
                                           ========     ========     ========        ========

                                                                       Exhibit A
                                                                   Page 12 of 20

                              TECO SOLUTIONS, INC.
                  CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                      TWELVE MONTHS ENDED December 31, 2002
                             (thousands of dollars)

                                                                 TECO                      TECO
                                        BCH         TECO         GAS          TECO       PROPANE      PRIOR         TECO
                                    MECHANICAL      BGA        SERVICES     PARTNERS      ENERGY      ENERGY     PROPERTIES
                                    ----------    --------     --------     --------     --------    --------    ----------
Balance, beginning of period         $  2,973     $    178     $  2,026     $     33     $ 10,154    $ (7,925)    $ (3,367)

Add:
  Net Income                            3,339       (2,408)         370         (383)       1,836       1,389        8,313
  Earnings of sub's                        --           --           --           --           --          --           --
  Comprehensive Income                                  --           --           --                       --           --
  Tax benefits - ESOP Dividends            --           --           --           --           --          --           --
                                     --------     --------     --------     --------     --------    --------     --------
                                        6,312       (2,230)       2,396         (350)      11,990       8,808       (1,978)

Deduct:
  Cash dividends on capital stock
    Preferred                              --           --           --           --           --          --           --
    Common                              2,631           --          733           --           --       3,103           --
    Other - Adjustment                     --           --           --           --           --          --           --
                                     --------     --------     --------     --------     --------    --------     --------
Balance, end of period               $  3,681     $ (2,230)    $  1,663     $   (350)    $ 11,990    $  5,705     $ (1,978)
                                     ========     ========     ========     ========     ========    ========     ========

(TABLE CONTINUED BELOW)

                                                                    TECO
                                     SOLUTIONS                    SOLUTIONS
                                      PARENT    ELIMINATIONS    (CONSOLIDATED)
                                     ---------  ------------    --------------
Balance, beginning of period         $  3,137     $(12,197)       $ (4,988)

Add:
  Net Income                           (8,312)       8,313
  Earnings of sub's                        --           --
  Comprehensive Income                     --       12,564
  Tax benefits - ESOP Dividends            --           --
                                     --------     --------        --------
                                       11,450      (20,509)         15,889

Deduct:
  Cash dividends on capital stock
    Preferred                              --           --              --
    Common                              4,268       (6,467)          4,268
    Other - Adjustment                     --
                                     --------     --------        --------
Balance, end of period               $  7,182     $(14,042)       $ 11,621
                                     ========     ========        ========

                                                                       Exhibit A
                                                                   Page 13 of 20

                         TECO POWER SERVICES CORPORATION
                           CONSOLIDATING BALANCE SHEET
                                DECEMBER 31, 2002
                             (thousands of dollars)



                               TECO POWER        TECO           PASCO         HARDEE          HARDEE                       TPS OPS
                             (PARENT ONLY)  ENERGY SOURCE     POWER G.P.   POWER I, INC.   POWER II, INC.  TPS GO, INC.  HOLDING CO.
                             -------------  -------------    -----------   -------------   --------------  ------------ ------------
Current assets
  Cash and cash equivalents   $    93,736    $       669     $         5    $     1,802     $        --    $       831  $     2,119
  Restricted cash                                                                 1,624
  Receivables                     607,790          3,710               2         22,027          14,796            637        3,074
  Inventories at average cost
     Fuel                              --                             --          2,998              --             --           --
     Materials and supplies            --                             --          3,672              --          1,424           --
  Prepayments                       1,818           (116)             --            131              --            722           (6)
                              -----------    -----------     -----------    -----------     -----------    -----------  -----------
                                  703,344          4,263               7         32,254          14,796          3,614        5,187

Investment in subsidiaries        850,072             --              --             --          38,452             --           --

Property, plant & equipment
  at original cost
     Plant in service                  --             --              --        197,870              --         42,253           38
     Construction work
       in Process (CWIP)           99,357             --              --             --              --             --
     Other property                12,765             --              --             --              --             --           --
                              -----------    -----------     -----------    -----------     -----------    -----------  -----------
                                  112,122             --              --        197,870              --         42,253           38
     Less accum. deprec.           (2,895)            --              --        (56,751)             --        (10,460)          --
                              -----------    -----------     -----------    -----------     -----------    -----------  -----------
                                  109,227             --              --        141,119              --         31,793           38
Other assets
  Notes Receivable                960,170             --              --             --              --             --           --
  Deferred charges &
     other assets                  44,266             --               7          5,270              --         10,825          120
                              -----------    -----------     -----------    -----------     -----------    -----------  -----------
                              $ 2,667,079    $     4,263     $        14    $   178,643     $    53,248    $    46,232  $     5,345
                              ===========    ===========     ===========    ===========     ===========    ===========  ===========

                                                                       Exhibit A
                                                                   Page 14 of 20

                         TECO POWER SERVICES CORPORATION
                           CONSOLIDATING BALANCE SHEET
                                DECEMBER 31, 2002
                             (thousands of dollars)


                                                TM POWER        TECO
                                 TPS INT'L      VENTURES        POWER          TPS         HAMAKUA/                    TECO POWER
                                   POWER          LLC       VENTURES INC.     GP/LP        HAWAII     ELIMINATIONS   (CONSOLIDATED)
                                 ---------    -----------   -------------    --------   -----------   ------------   --------------
Current assets
  Cash and cash equivalents      $ 14,502     $     7,765    $  (100,326)    $  2,697   $     1,073   $        --     $    24,873
  Cash and cash equivalents                                                                                                 1,624
  Receivables                      12,680           2,972         15,525           --            --      (599,410)         83,803
  Inventories at average cost
    Fuel                            2,949           2,183                                                                   8,130
    Materials and supplies          3,478           1,562         16,702           --                          --          26,838
  Prepayments                         867             321            979           --                          --           4,716
                                 --------     -----------    -----------     --------   -----------   -----------     -----------
                                   34,476          14,803        (67,120)       2,697         1,073      (599,410)        149,984

Investment in subsidiaries        118,878          13,650             --      (38,215)       16,744      (888,526)        111,055

Property, plant & equipment
  at original cost
    Plant in service              155,155         162,733        186,924           --                      (1,455)        743,518
    Construction work
      in Process (CWIP)                --              --        672,096           --                          --         771,453
    Other property                    573              15             --           --                          --          13,353
                                 --------     -----------    -----------     --------   -----------   -----------     -----------
                                  155,728         162,748        859,020           --            --        (1,455)      1,528,324
    Less accum. deprec            (16,154)         (9,863)       (11,272)                                     141        (107,254)
                                 --------     -----------    -----------     --------   -----------   -----------     -----------
                                  139,574         152,885        847,748           --            --        (1,314)      1,421,070
Other assets
  Notes Receivable                 11,067           1,423             --           --                          --         972,660
  Deferred charges &
    other assets                   73,883           4,634         75,804        5,411                          --         220,220
                                 --------     -----------    -----------     --------   -----------   -----------     -----------
                                 $377,878     $   187,395    $   856,432     $(30,107)  $    17,817   $(1,489,250)    $ 2,874,989
                                 ========     ===========    ===========     ========   ===========   ===========     ===========

                                                                       Exhibit A
                                                                   Page 15 of 20

                         TECO POWER SERVICES CORPORATION
                           CONSOLIDATING BALANCE SHEET
                                DECEMBER 31, 2002
                             (thousands of dollars)


                               TECO POWER        TECO         PASCO         HARDEE         HARDEE                       TPS OPS
                             (PARENT ONLY)   ENERGY SOURCE  POWER G.P.   POWER I, INC.  POWER II, INC.  TPS GO, INC.  HOLDING CO.
                             -------------   ------------- -----------   -------------  --------------  ------------  -----------
Current Liabilities
Long-term debt due
  within one year             $        --     $        --  $        --    $     8,114    $        --     $        --  $        --
Accounts payable                   30,184           3,685            3          6,325             --          24,232        4,696
Interest accrued                   11,678              --           --            722             --              --           --
Taxes accrued                       3,283             (20)          --          2,585            332           2,499           50
                              -----------     -----------  -----------    -----------    -----------     -----------  -----------
                                   45,145           3,665            3         17,746            332          26,731        4,746

Deferred income taxes              (4,289)                           1          5,645         16,936           1,200         (303)
Other deferred credits             41,020             630           --          1,858             --             119           --
Sub debt - TECO Finance            13,750                           --             --             --         (10,168)          --
Long-term debt, less
  amount due within one year           --                           --        102,947             --          25,000           --
Advances from TECO Energy       2,180,466                           --
Other liabilities - MI             38,453                           --          1,179                                          --
Common stock                      334,341                            8         10,973         32,919               1            7
Retained earnings                  56,646             (32)           2          1,021          3,061           2,170          895
                              -----------     -----------  -----------    -----------    -----------     -----------  -----------
                              $ 2,667,079     $     4,263  $        14    $   178,643    $    53,248     $    46,232  $     5,345
                              ===========     ===========  ===========    ===========    ===========     ===========  ===========

                                                                       Exhibit A
                                                                   Page 16 of 20

                         TECO POWER SERVICES CORPORATION
                           CONSOLIDATING BALANCE SHEET
                                DECEMBER 31, 2002
                             (thousands of dollars)

                                              TM POWER       TECO
                                 TPS INT'L    VENTURES       POWER          TPS          HAMAKUA/                       TECO POWER
                                   POWER         LLC      VENTURES INC.    GP/LP          HAWAII       ELIMINATIONS   (CONSOLIDATED)
                                -----------  -----------  -------------  -----------   -----------     ------------   --------------
Current Liabilities
Long-term debt due
  within one year               $    12,645  $        --   $        --   $        --   $        --     $        --     $    20,759
Accounts payable                    122,334        4,020       582,809            --           428        (742,755)         35,961
Interest accrued                         11           --            --            --            --              --          12,411
Taxes accrued                         2,076           --         2,199        (2,432)         (560)             --          10,012
                                -----------  -----------   -----------   -----------   -----------     -----------     -----------
                                    137,066        4,020       585,008        (2,432)         (132)       (742,755)         79,143

Deferred income taxes                    --           --           347       (18,226)        3,072              (1)          4,382
Other deferred credits                  149           --           198            --            --          (1,314)         42,660
Sub debt - TECO Finance                  --           --            --            --            --              --           3,582
Long-term debt, less
  amount due within one year         83,675           --            --            --            --              --         211,622
Advances from TECO
Energy                                                                                                                   2,180,466
Other liabilities - MI                   --           --            --            --            --         (38,453)          1,179
Common stock                         75,615      189,959       265,333        36,323        16,859        (627,997)        334,341
Retained earnings                    81,373       (6,584)        5,546       (45,772)       (1,982)        (78,730)         17,614
                                -----------  -----------   -----------   -----------   -----------     -----------     -----------
                                $   377,878  $   187,395   $   856,432   $   (30,107)  $    17,817     $(1,489,250)    $ 2,874,989
                                ===========  ===========   ===========   ===========   ===========     ===========     ===========

                                                                       Exhibit A
                                                                   Page 17 of 20

                         TECO POWER SERVICES CORPORATION
                         CONSOLIDATING INCOME STATEMENT
                      TWELVE MONTHS ENDED DECEMBER 31, 2002
                             (thousands of dollars)

                                 TECO POWER        TECO           PASCO       HARDEE        HARDEE                         TPS OPS
                                (PARENT ONLY)  ENERGY SOURCE   POWER G.P.  POWER I, INC. POWER II, INC.   TPS GO, INC.   HOLDING CO.
                                -------------  -------------   ---------   ------------- --------------   ------------   -----------
Revenues                           $   1,113     $ 115,253     $       1    $ 111,494     $      --        $  19,629     $   1,065
Expenses
  Operation                           29,677            --            --        8,361            --            3,746            24
  Maintenance                             --            --            --        4,683            --              322            --
  Fuel                                    --       115,306            --       34,553            --               --            --
  Depreciation & Amortization          1,587            --            --        6,241            --            2,160            --
  BB4 - Pass Through                      --            --            --       31,098            --               --            --
  Taxes Other Than Income                952            --            --        2,932            --              239            --
                                   ---------     ---------     ---------    ---------     ---------        ---------     ---------
                                      32,216       115,306            --       87,868            --            6,467            24
                                   ---------     ---------     ---------    ---------     ---------        ---------     ---------
Income from Operations               (31,103)          (53)            1       23,626            --           13,162         1,041

Other Income                          59,321            --            --      (10,886)       10,924             (604)           --
                                   ---------     ---------     ---------    ---------     ---------        ---------     ---------
Income Before Interest &
  Income Taxes                        28,218           (53)            1       12,740        10,924           12,558         1,041
                                   ---------     ---------     ---------    ---------     ---------        ---------     ---------
Interest Charges
  Long-Term Debt                      39,358            --            --        9,120            --            1,539            --
  Other Interest Expense                  --            --            --          (22)           --               --            --
                                   ---------     ---------     ---------    ---------     ---------        ---------     ---------
                                      39,358            --            --        9,098            --            1,539            --
                                   ---------     ---------     ---------    ---------     ---------        ---------     ---------
Income Before Provision
  for Income Taxes                   (11,140)          (53)            1        3,642        10,924           11,019         1,041

Equity Earnings in Subsidiaries       41,852            --            --           --            --               --            --

Provision for Income Taxes              (991)          (21)           --        1,383         4,150            3,871           400
                                   ---------     ---------     ---------    ---------     ---------        ---------     ---------
Net Income                         $  31,703     $     (32)    $       1    $   2,259     $   6,774        $   7,148     $     641
                                   =========     =========     =========    =========     =========        =========     =========

                                                                       Exhibit A
                                                                   Page 18 of 20

                         TECO POWER SERVICES CORPORATION
                         CONSOLIDATING INCOME STATEMENT
                      TWELVE MONTHS ENDED DECEMBER 31, 2002
                             (thousands of dollars)

                                                 TM POWER        TECO
                                   TPS INT'L     VENTURES        POWER          TPS      HAMAKUA/                     TECO POWER
                                     POWER          LLC      VENTURES INC.     GP/LP      HAWAII     ELIMINATIONS   (CONSOLIDATED)
                                   ---------    ----------   -------------   ---------   ---------   ------------   --------------
Revenues                           $  67,469       23,135     $  82,461      $      --   $      --    $(111,829)       $ 309,791
Expenses
  Operation                            9,248        8,887         6,212             --          --       (2,045)          64,110
  Maintenance                          1,661          673         1,662             --          --           --            9,001
  Fuel                                18,278        6,149        54,070             --          --     (109,783)         118,573
  Depreciation & Amortization          6,239        5,250         6,721             --          --          (56)          28,142
  BB4 - Pass Through                      --           --            --             --          --           --           31,098
  Taxes Other Than Income                566          905         2,850             --          --           --            8,444
                                   ---------    ---------     ---------      ---------   ---------    ---------        ---------
                                      35,992       21,864        71,515             --          --     (111,884)         259,368
                                   ---------    ---------     ---------      ---------   ---------    ---------        ---------
Income from Operations                31,477        1,271        10,946             --          --           55           50,423
Other Income                           6,939       (6,084)           21        (11,504)      1,995          (56)          50,066
                                   ---------    ---------     ---------      ---------   ---------    ---------        ---------
Income Before Interest &
  Income Taxes                        38,416       (4,813)       10,967        (11,504)      1,995           (1)         100,489
                                   ---------    ---------     ---------      ---------   ---------    ---------        ---------
Interest Charges
  Long-Term Debt                       7,166           --            --             --          --           --           57,183
  Other Interest Expense                  --           --            --             --          --           --              (22)
                                   ---------    ---------     ---------      ---------   ---------    ---------        ---------
                                       7,166           --            --             --          --           --           57,161
                                   ---------    ---------     ---------      ---------   ---------    ---------        ---------
Income Before Provision
  for Income Taxes                    31,250       (4,813)       10,967        (11,504)      1,995           (1)          43,328

Equity Earnings in Subsidiaries           --           --            --             --          --      (41,852)              --

Provision for Income Taxes               901       (1,754)        3,852         (4,451)      1,870            1            9,211
                                   ---------    ---------     ---------      ---------   ---------    ---------        ---------
Net Income                         $  30,349    $  (3,059)    $   7,115      $  (7,053)  $     125    $ (41,854)       $  34,117
                                   =========    =========     =========      =========   =========    =========        =========

                                                                       Exhibit A
                                                                   Page 19 of 20
                         TECO POWER SERVICES CORPORATION
                  CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                      TWELVE MONTHS ENDED DECEMBER 31, 2002
                             (thousands of dollars)


                                 TECO POWER        TECO        PASCO         HARDEE          HARDEE                        TPS OPS
                               (PARENT ONLY)   ENERGY SOURCE  POWER G.P.  POWER I, INC.   POWER II, INC.  TPS GO, INC.   HOLDING CO.
                               -------------   -------------  ----------  -------------   --------------  ------------   -----------
Balance, beginning of period     $ 22,533        $     --     $      2      $  1,075        $  3,225        $  1,527       $    254

Add: Net income                    31,701(1)          (32)           1         2,259           6,774           7,148            641
         Comprehensive Income          --              --           --            --              --              --             --
                                 --------        --------     --------      --------        --------        --------       --------
                                   54,234             (32)           3         3,334           9,999           8,675            895

Deduct:
Cash dividends on capital
       stock - Common              (2,412)                           1         2,313           6,938           6,505             --
                                 --------        --------     --------      --------        --------        --------       --------
Balance, end of period           $ 56,646        $    (32)    $      2      $  1,021        $  3,061        $  2,170       $    895
                                 ========        ========     ========      ========        ========        ========       ========

(1) Includes $41,850 of TECO Power Service's equity in earnings of subsidiaries.

                                                                       Exhibit A
                                                                   Page 20 of 20

                         TECO POWER SERVICES CORPORATION
                  CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                      TWELVE MONTHS ENDED DECEMBER 31, 2002
                             (thousands of dollars)

                                              TM POWER       TECO
                                  TPS INT'L   VENTURES     POWER          TPS      HAMAKUA/                    TECO POWER
                                    POWER       LLC     VENTURES INC.    GP/LP      HAWAII    ELIMINATIONS   (CONSOLIDATED)
                                 ----------  ---------  -------------  ---------   --------   ------------   --------------
Balance, beginning of period    $   52,264   $ (1,112)    $ (1,033)    $(12,651)                $(54,742)       $ 11,342

Add: Net income                     30,349     (3,059)       7,115       (7,053)        125      (41,852)         34,117
   Comprehensive Income          (1,238.00)        --         (536)     (26,067)         --           --         (27,841)
                                ----------   --------     --------     --------    --------     --------        --------
                                    81,375     (4,171)       5,546      (45,771)        125      (96,595)         17,617

Deduct:
Cash dividends on capital
   stock - Common                        2      2,413           --            1       2,107      (17,865)              3
                                ----------   --------     --------     --------    --------     --------        --------
Balance, end of period          $   81,373   $ (6,584)    $  5,546     $(45,772)   $ (1,982)    $(78,730)       $ 17,614
                                ==========   ========     ========     ========    ========     ========        ========